ARTICLES OF AMENDMENT
TO
THE ARTICLES OF INCORPORATION
OF
WHISPERING OAKS INTERNATIONAL, INC.

     Pursuant to the provisions of Section 4.04 of the Texas Business Corporation Act, the undersigned Whispering Oaks International, Inc. (the “Corporation”) adopts the following Articles of Amendment to the Articles of Incorporation:

Article I

      The name of the Corporation is: Whispering Oaks International, Inc.

Article II

      The following amendments to the Articles of Incorporation were adopted on October 27, 2009 by shareholders of the Corporation for the purposes of (i) changing the name of the Corporation to “BioCurex, Inc.” and (ii) increasing the authorized common stock of the Corporation to 450,000,000 shares:

(i) Article I is hereby amended so that, as amended, said Article I shall read in its entirety as follows:

“Article I

      The name of the Corporation is: BioCurex, Inc.”

(ii) Article IV is hereby amended so that, as amended, said Article IV shall read in its entirety as follows:

“Article IV

      The total number of shares of stock which the Corporation shall have authority to issue is Four Hundred Fifty Million (450,000,000) shares of Common Stock. The par value per such share is $0.001 amounting in the aggregate to Four Hundred Fifty Thousand (450,000).”

Article III

     The amendments to the Articles of Incorporation have been approved in the manner required by the Texas Business Corporation Act and by the constituent documents of the Corporation. This Articles of Amendment to the Articles of Incorporation will become effective when the document is filed by the secretary of state.

     The undersigned signs this document subject to the penalties imposed by law for the submission of a false or fraudulent document.

Date: October 27, 2009	Whispering Oaks International, Inc.

	By:	/s/ Ricardo Moro-Vidal
Ricardo Moro-Vidal, President